Jakroo Inc.

5906 Foothill Road

Pleasanton, CA 94588

VIA EDGAR

April 21, 2017

J. Nolan McWilliams, Attorney-Advisor

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Jakroo Inc.
Registration Statement on Form S-1 Submitted January 31, 2017 CIK No. 0001675442

Dear Mr. McWilliams:

Jakroo Inc. (the “Company,” “we,” “us” or “our” or similar terminology) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 27, 2017, regarding our Draft Registration Statement on Form S-1 (the “Registration Statement”) which was submitted to the Commission on January 31, 2017 in draft form pursuant to the Jumpstart Our Business Startups Act of 2012. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. With this response, we are also submitting an updated Registration Statement for the Staff’s review, which updated Registration Statement reflects modifications based on the Staff’s comments as well as updates given the passage of time.

General

1.	Given the nature and size of the transaction being registered relative to the overall capitalization of the company, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is solely by persons other than the registrant under Rule 415(a)(1)(i). We note in this regard the relationship between you and Custom Apparel Limited and the size of its offering relative to the amount of common stock held by non-affiliates.

In response to the Staff’s comment, we have removed Custom Apparel Limited as a selling shareholder in the Registration Statement.

2.	Please provide us mock-ups of any pages that include any pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling the printing and distribution of the preliminary prospectus, that we may have comments after our review of the materials.

The Staff is advised that the draft Registration Statement as originally submitted contains everything that we are presenting directly in the Registration Statement. If we add any additional images or graphics, we will furnish the Staff with any such additional images.

3.	Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Staff is advised that we have not used and do not plan to use any such communications.

4.	Please confirm that Jakroo is currently incorporated and in good standing in the State of Nevada. If the company is not currently in good standing, please disclose what steps you have taken to address this issue.

The Staff is advised that the Company is presently in good standing in the State of Nevada.

Prospectus Summary, page 1

VIE Arrangements, page 5

5.	Please expand the first paragraph of this section to explain briefly what a Variable Interest Entity is, the reasons for adopting the structure and the most material risks.

In response to the Staff’s comment, we have updated the Registration Statement to provide a more fulsome description of the definition of a Variable Interest Entity (“VIE”), as well as provide additional discussion of why we adopted the VIE structure and the material risks related to the adoption of such structure.

Risk Factors, page 5

6.	We note your disclosure on page 40 that your capital investments have included investments in information technology systems. Please include a risk factor to explain the risks to your business in the event that computer software is compromised.

In response to the Staff’s comment, we have added a risk factor addressing this concern.

Risks Relating to Our Common Stock, page 28

7.	We note your disclosure on page 40 that an economic recession or a slow growth period could adversely affect your business and liquidity. Please include a risk factor discussing the difficulties the company may face in providing adequate liquidity given the low price and thin trading market for the stock, as well as the impact of external conditions.

In response to the Staff’s comment, we have added a risk factor addressing this concern.

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8.	Following the offering, approximately 83% of the company’s stock will be controlled by the CEO and the CFO. Please provide a risk factor explaining the impact that holding shares in a controlled company will have on shareholders.

The Staff is advised that we believe the risk factor captioned “Risks Relating to Our Common Stock--Our majority stockholders will control our company for the foreseeable future, including the outcome of matters requiring shareholder approval” addresses the risks raised by the Staff in its comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Nine Months Ended September 30, 2016 compared to Nine Months Ended September 30, 2015, page 41

9.	Please revise the disclosure under the heading “Investing Activities” to include the name of the officer who received the loan from the company, the amount of the loan, and, if material, please file any related contracts

In response to the Staff’s comment, we have updated the disclosure under the heading “Investing Activities” to include the name of the officer who received the loan from the Company and the amount of the loan.  The Staff is advised that as of April 20, 2017, the loan has been paid in full.

10.	We note that you have had consistent losses in Europe in reported periods. Please explain the reasons that management believes this is occurring.

In 2015, Jakroo GmbH was established as part of our objective to expand our reach into the European market. Management anticipated losses during the first 12 to 18 months of operations as a result of necessary investments in operational infrastructure, hiring of staff and marketing to launch the business. As a new entrant into the market, we made significant investments in paid advertising and sponsorship of regional cycling teams and consumer sporting events in order to introduce the Jakroo brand name into the market and acquire new customers. As our business continues to grow, we expect the ratio of marketing expenses to revenue will continue to decrease and stabilize to normal levels observed in our other operating subsidiaries. Both new customer accounts and net revenues have increased each quarter since the third quarter of 2016, and we expect to reach the break-even point for our European subsidiary sometime during the second half of 2017. The Staff is advised that we have added disclosure to the revised draft Registration Statement reflecting the foregoing.

Business, page 45

The evolution of E-commerce, page 47

11.	Please revise the disclosure in this section to clearly explain how it relates to the company and to quantify the impact you expect e-commerce to have on your business. Further, please specifically state the ways in which the company participates or expects to participate in each of the platforms that you discuss.

In response to the Staff’s comment, we have updated the disclosure in the revised Registration Statement regarding the impact of e-commerce on our business.

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Our Growth Strategy, page 50

12.	We note your disclosure on page 47 that you own and operate all facets of your design, manufacturing and sales process. Please clarify how you are able to undertake the design and manufacture of more than 100,000 products annually while employing fewer than 200 people.

Since 2013, we have designed and manufactured well over 100,000 unique custom made products. Our product design team, currently staffed by six designers, utilizes advanced 3D software and best of breed design software to create more than 2,300 designs per month. Our production facility in Beijing, currently staffed by 135 employees, has the annual capacity to produce more than 500,000 pieces of cycling apparel. This is not uncommon in the apparel manufacturing industry as production lots for a single item could range anywhere from 1 to 5,000 pieces. However, our production facility has been highly optimized to handle the production of thousands of small production lots of less than 25 pieces, each on a monthly basis. The efficiencies gained in both design and manufacturing allow us to produce well over 100,000 units of customized apparel each year.

Executive Compensation, page 55

13.	With your amendment, please provide the officer and director compensation information for fiscal year end 2016.

In response to the Staff’s comment, we have updated the Registration Statement to include officer and director compensation for the fiscal year ended December 31, 2016.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Megan Penick at mpenick@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Weidong (Wayne) Du
Weidong (Wayne) Du
Chief Executive Officer and President

cc:	Ellenoff Grossman & Schole LLP

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